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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021
Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road
Chaoyang District
Beijing 100016
The People's Republic of China
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

 EXPLANATORY NOTE

        Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 to this Current Report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-3 of 21Vianet Group, Inc. (File No. 333-240044) and shall form a part thereof from the date on which this Current Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—21Vianet Announces Proposed Offering of US$525 million Convertible Senior Notes
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.2 sets forth the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included in the Registrant's preliminary offering memorandum dated January 20, 2021 in connection with the proposed offering of convertible senior notes
99.3	Business

Exhibit 99.3 sets forth the description of the Registrant's business included in the Registrant's preliminary offering memorandum dated January 20, 2021 in connection with the proposed offering of convertible senior notes
99.4	Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.4 sets forth the unaudited interim condensed consolidated financial statements included in the Registrant's preliminary offering memorandum dated January 20, 2021 in connection with the proposed offering of convertible senior notes

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.
By:	/s/ SHARON XIAO LIU
	Name:	Sharon Xiao Liu
	Title:	Chief Financial Officer

Date: January 20, 2021

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EXPLANATORY NOTE
EXHIBIT INDEX
SIGNATURES